MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2013

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and six months ended June 30, 2013

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and six months ended June 30, 2013

1.1 Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited condensed consolidated interim financial statements ("Interim Financial Statements") of Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") for the three and six months ended June 30, 2013, and the audited consolidated financial statements and MD&A for the year ended December 31, 2012, as publicly filed under the Company’s profile on SEDAR at www.sedar.com.

The Company reports in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee (together, "IFRS"). The following disclosure and associated Interim Financial Statements are presented in accordance with IFRS. This MD&A is prepared as of August 7, 2013. All dollar amounts herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements" or "forward looking information" within the meaning of Canadian and United States securities law.

All statements in this disclosure, other than statements of historical facts, that address permitting, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, potential environmental issues and liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company's continuous disclosure filings that are available under the Company’s profile at www.sedar.com.

For more information on the Company, investors should review the Company’s Form 40-F filing with the United States Securities and Exchange Commission (the "SEC") at www.sec.gov and its annual information form and home jurisdiction filings that are available on SEDAR at www.sedar.com.

The Company reviews its forward looking statements on an ongoing basis and updates this information when circumstances require it.

Unless otherwise noted, Northern Dynasty is solely responsible for the content of the disclosure set out herein.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and six months ended June 30, 2013

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

The following section uses the terms "measured resources" and "indicated resources". The Company advises investors that although those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following section uses the term "inferred resources". The Company advises investors that although this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred resource exists, or is economically or legally mineable.

1.2 Overview

1.2.1 Summary

Northern Dynasty is a mineral exploration company which holds indirect interests in over 500 square miles of mineral claims in southwest Alaska, USA. These claims are part of or in the vicinity of the Pebble Copper-Gold-Molybdenum Project (the "Pebble Project").

1.2.1.1 Pebble Project

The Pebble property ("Pebble") is located in southwest Alaska, 19 miles (30 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage. Situated approximately 1,000 feet above sea-level and 65 miles from tidewater on Cook Inlet, the site conditions are favorable for successful mine site and infrastructure development.

Mineralization indicating the presence of the Pebble deposit was discovered in 1987 by a prior operator. By 1997 an initial outline of a deposit of copper, gold and molybdenum had been identified.

Northern Dynasty acquired the right to earn an interest in the Pebble property in late 2001. Over the next 5½ years, the Company explored the Pebble deposit and surrounding property. This work led to the discovery of a substantial volume of higher grade mineralization to the east and an overall expansion of the deposit, as well as the discovery of another porphyry copper-gold-molybdenum deposit, a porphyry copper zone, a gold-copper skarn occurrence, and gold showings along the extensive northeast-trending mineralized system underlying the property. Comprehensive environmental, social and engineering studies for the Pebble deposit began in 2004.

In mid-2007, a wholly-owned affiliate of Northern Dynasty and a wholly-owned subsidiary of Anglo American plc, Anglo American US (Pebble) LLC ("Anglo American") established the Pebble Limited Partnership (the "Pebble Partnership") to engineer, permit, construct and operate a modern, long-life mine at the Pebble Project. The 50/50 Pebble Partnership owns the Pebble Project, which consists of the Pebble deposit and associated resource lands, along with a stream of financing being provided by Anglo American for comprehensive exploration, engineering, environmental and socioeconomic programs and, if warranted, development of the Pebble Project. Work programs at Pebble since mid-2007 have been carried out by the Pebble Partnership and include studies toward the completion of a prefeasibility study for the Pebble Project and to prepare for permitting under the National Environmental Policy Act ("NEPA").

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and six months ended June 30, 2013

The estimate of the Pebble deposit mineral resources has been updated several times as exploration advanced. The most recent estimate was announced in February 2010. At a 0.30% copper equivalent (CuEQ)1 cut-off, the Pebble deposit comprises:

  5.94 billion tonnes of Measured and Indicated Mineral Resources grading 0.42% copper, 0.35 g/t gold and 250 ppm molybdenum (0.78% CuEQ), containing 55 billion pounds of copper, 67 million ounces of gold, and 3.3 billion pounds of molybdenum; and
  4.84 billion tonnes of Inferred Mineral Resources grading 0.24% copper, 0.26 g/t gold and 215 ppm molybdenum (0.53% CuEQ), containing 25.6 billion pounds of copper, 40.4 million ounces of gold, and 2.3 billion pounds of molybdenum.

In February 2011, Northern Dynasty announced the results of an independent Preliminary Assessment of the Pebble Project that it had commissioned. The financial assessment study was completed by Wardrop, a Tetra Tech Company ("Wardrop").2

The study describes the potential economic value to three successive mine development cases comprising 25, 45 and 78 years of open pit mining and at a nominal processing rate of 200,000 tons per day. The results of the 2011 Preliminary Assessment confirm that the Pebble Project has the potential to generate substantial annual revenues, with increasingly better returns over decades of production.

The Pebble Partnership has continued to undertake detailed engineering, environmental and socioeconomic studies toward the completion of a prefeasibility report for the Pebble Project. The project ultimately put forward by the Pebble Partnership for permitting under NEPA and the Alaska State Large Mine Permitting Process may differ from those mine models presented in the Preliminary Assessment.

_________________________________
1 Mineral resources at February 2010 estimated within a volume or shell defined by long-term metal price estimates of US$2.50/lb copper, US$900/oz gold and US$25/lb molybdenum. M+I include 527 million tonnes in the measured category grading 0.33% copper, 0.35 g/t gold and 178 ppm molybdenum and 5,414 million tonnes in the indicated category grading 0.43% copper, 0.35 g/t gold and 257 ppm molybdenum. Copper equivalent calculations used metal prices of US$1.85/lb for copper, US$902/oz for gold and US$12.50/lb for molybdenum, and metallurgical recoveries of 85% for copper, 69.6% for gold, and 77.8% for molybdenum in the Pebble West area and 89.3% for copper, 76.8% for gold, 83.7% for molybdenum in the Pebble East area. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

2 The economic assessment and other opinions expressed in the 2011 Preliminary Assessment are strictly those of Northern Dynasty and Wardrop, and do not reflect the views of any other stakeholder in the project. Additional details can be found in the following documents posted under the Company’s profile at www.sedar.com:

  Technical Report entitled "Preliminary Assessment of the Pebble Project, Southwest Alaska, effective date February 15, 2011," by Wardrop. Qualified Persons include Hassan Ghaffari, P.Eng, Robert Morrison, P.Geo, Andre de Ruijter, P.Eng, Tysen Hantelmann, P.Eng, Aleksandar Zivkovic, P.Eng, and Scott Cowie, MAusIMM; Doug Ramsey, P.R. Bio is author of sustainability section. All of these qualified persons are independent of Northern Dynasty.
  Northern Dynasty’s Annual Information Form for fiscal 2011 and 2012.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and six months ended June 30, 2013

Ongoing Prefeasibility Study and Environmental and Socioeconomic Work

The Pebble Partnership has assembled an experienced engineering and permitting team for the Pebble Project, consisting of more than 20 senior engineers and technical specialists (many of whom are from the Anglo American group or Northern Dynasty), as well as engineering firms and specialized consultancies from around the world.

The team has continued to advance engineering and project design initiatives for the Pebble Project. A public stakeholder engagement process in Alaska is planned to gain feedback from stakeholders prior to the completion of a prefeasibility study and the submission of permit applications.

In January 2012, the Pebble Partnership publicly released the Environmental Baseline Document ("EBD") for the Pebble Project, characterizing existing physical, biological and social conditions in the project area, in anticipation of initiating project permitting. It contains more than 27,000 pages of scientific data and analyses, characterizing a broad range of environmental and social conditions in southwest Alaska – including climate, water quality, wetlands, fish and aquatic habitat, wildlife, land and water use, socioeconomics and subsistence. The EBD is based primarily on research undertaken between 2004 and 2008, although baseline data collecting and monitoring of environmental and socioeconomic conditions surrounding the Pebble Project continue today. Public and expert review of the EBD facilitated under the Keystone initiative (see further details in section 1.2.1.3 below) began in October 2012. The Pebble Partnership plans to complete its compilation of 2009 to 2012 environmental baseline data reports as well as reports that analyze the results of the baseline studies, and this material will also be shared with state/federal agencies and the public as part of the permitting process.

Permitting will be initiated once the Pebble Partnership submits its Project Description and other documents to the government agencies which, with the EBD, provides the foundation for an Environmental Impact Statement ("EIS"). Often prepared by a third-party contractor under the direction of a lead federal agency, the EIS will assess the proposed project’s potential environmental/socioeconomic effects and development alternatives, and will provide the basis for federal, state and local government agencies to make individual permitting decisions.

The board of the Pebble Partnership has approved a budget of approximately US$80 million to advance the Pebble Project in 2013, with the goal of initiating permitting under NEPA before the end of the year. Planned expenditures include:

  engineering studies to complete a Project Description and advance a prefeasibility study;
  continued environmental monitoring studies in key areas including groundwater hydrology, water quality and fisheries resources;
  site investigations, including exploration, geotechnical and metallurgical drilling, as well as geo- hydrological testing; and
  stakeholder engagement and public affairs programming, workforce and business development initiatives, public education and community investment.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and six months ended June 30, 2013

In May 2013, the results of a comprehensive study authored by IHS Global Insight ("IHS"), a leading global source of critical information and insight, entitled The Economic and Employment Contributions of a Conceptual Pebble Mine to the Alaska and United States Economies, were announced. The IHS report is an independent expert study, commissioned by the Pebble Partnership, detailing the potential economic contributions that development of the Pebble Project would have to the State of Alaska and the United States ("US" or "America"). The study confirms the national importance of the mineral resources at Pebble, the development of which has the potential to increase US copper production by 20% over decades of production, while supplying needed raw materials to America’s manufacturing, construction and clean energy sectors.

Corporate

At June 30, 2013, Northern Dynasty had cash and cash equivalents on hand of $24.4 million for its operating requirements. With the Pebble Project being financed exclusively by Anglo American, management believes that the Company has sufficient capital resources to cover its short to medium term cash requirements (refer 1.6 Liquidity).

1.2.1.2 Limited Partnership Established to Advance the Pebble Project

On July 26, 2007, the Company converted a wholly-owned general partnership that held its Pebble property interests into a limited partnership, the Pebble Partnership. Anglo American, through its wholly-owned affiliate, subscribed for 50% of the Pebble Partnership's equity effective July 31, 2007. The Company (through a wholly-owned affiliate) and Anglo American have equal rights in the Pebble Partnership. To maintain its 50% interest in the Pebble Partnership, Anglo American is required to commit staged cash investments into the Pebble Partnership aggregating to US$1.5 billion.

Anglo American’s staged investment requirements include an initial minimum expenditure of US$125 million (completed in 2008) towards a prefeasibility report. The prefeasibility report is to be approved by the Board of the general partner (Pebble Mines Corp.), and is to summarize all previous prefeasibility studies. The Board of the general partner is also to approve the alternatives for a final Feasibility Study. Anglo American is required, in order to retain its 50% interest in the Pebble Partnership, to commit within 90 days of the later of the receipt of the approved prefeasibility report and the approved study alternatives, to fund further expenditures which would bring its total investment to at least US$450 million, with further expenditures towards producing a final feasibility study and related activities, the completion of which is expected to take the Pebble Partnership to a production decision. Upon an affirmative decision by the Pebble Partnership to develop a mine following approval of a positive Feasibility Study, Anglo American is required to commit to the remaining portion of the total investment of US$1.5 billion in order to retain its interest in the Pebble Partnership. Following completion of the US$1.5 billion expenditure, any further expenditure will be funded by Anglo American and the Company (through its affiliate) on a 50:50 basis (subject to dilution for non-contribution). The Pebble Partnership agreement provides for equal project control rights with no operator’s fees payable to either party.

The Company has determined that, in accordance with IFRS 11, Joint Arrangements, which replaced IAS 31, Interests in Joint Ventures with effect from January 1, 2013, the investment in the Pebble Partnership is a joint venture and, as a consequence, the Company continues to apply the equity method of accounting as in the past (refer Note 2 in the Notes to the Interim Financial Statements).

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and six months ended June 30, 2013

Anglo American’s cash contribution since the formation of the Pebble Partnership on July 31, 2007 to June 30, 2013 amounts to $561.3 million (US$541.1 million).

The corporate office of the Pebble Partnership is located in Anchorage, Alaska. The Alaska-based operations are guided by the Board of the general partner with equal representation from Anglo American and Northern Dynasty.

1.2.1.3 Technical Programs

Exploration and Drilling

Site work planned for 2013 includes exploration, geotechnical and metallurgical drilling, as well as geo-hydrological testing. The 2013 drilling program began mid-June and by the end of the quarter four rotary holes, totaling 750 ft (228.6 m), had been drilled to collect geotechnical and hydrological data.

Engineering

The current phase of the engineering program is designed to advance toward completion of the prefeasibility study for the Pebble Project. The work, which commenced in 2011, continues and has included additional analysis of the open pit, ongoing design of the process plant and associated infrastructure, and compilation of the designs for the transportation infrastructure and power plant. The Pebble Partnership continues to evaluate development options and component alternatives. The Pebble Partnership engineering team is also making contributions to the development of a Project Description to support permit applications under NEPA.

Environmental and Socioeconomic Studies

Environmental Baseline Document ("EBD")

The EBD provides information and analysis on baseline physical, chemical, biological and social conditions based upon ongoing data collection by the Pebble Partnership environmental study team from 2004 to 2008. Its purpose is to provide the public, regulatory agencies and the Pebble Partnership with a detailed compendium of pre-development environmental and socioeconomic conditions in the project area.

Research for the Pebble EBD was conducted by more than 40 respected independent research firms, utilizing over 100 scientific experts and engineering groups, laboratories and support services. Researchers were selected for their specific areas of expertise and Alaskan experience, with cooperating government agencies participating in several studies. Information for the EBD was gathered through field studies, laboratory tests, review of government records and other third-party sources, and interviews with Alaska residents.

The compilation of environmental studies undertaken in support of mine development is more commonly presented to regulatory agencies as part of a broader permitting package, which includes a Project Description. Given its importance and the public interest in the Pebble Project, the Pebble Partnership released the EBD to provide stakeholders with additional time to review the substantial document in advance of project permitting. A Project Description for the Pebble Project will need to be finalized before permitting commences.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and six months ended June 30, 2013

The Pebble Partnership facilitated a four-day workshop with federal and state regulatory agencies in January 2012 to present the EBD findings. The workshop was broadcast publicly via the Internet. A series of public presentations has also been coordinated in more than 20 communities throughout southwest Alaska and elsewhere around the State to present the EBD findings. These presentations involved several of the authors of the document.

Ongoing Programs

Comprehensive environmental and socioeconomic baseline study programs continue at the Pebble Project site. The 2013 field programs will include surface and groundwater hydrology, water quality and fish resources studies, with a focus on monitoring.

Cultural Resource Studies

Cultural resource studies have been carried out by the Pebble Partnership on all areas that might be affected by the Pebble Project, with the exception of possible locations of transportation infrastructure. Examination of the potential transportation infrastructure sites will be undertaken once a decision is made regarding the exact location of these project features.

Community Engagement

An active program of stakeholder outreach continues at Pebble. Activities planned for 2013 include community meetings, stakeholder visits, presentations and event appearances, as well as stakeholder tours to the Pebble Project site and to operating mines in the United States and Canada. The focus of these outreach activities is to update stakeholders on the Pebble Project, to receive feedback on stakeholder priorities and concerns, and to advise participants about modern mining practices.

The Pebble Partnership has a number of other initiatives underway to enhance stakeholder relationships, including:

1.

The Pebble Fund for Sustainable Bristol Bay Fisheries & Communities – Established in 2008 with a five-year, US$5 million commitment, with the goal of enhancing the health and sustainability of regional fisheries and the communities they support. Grants are determined based on criteria and selections made by an advisory board comprised of citizens from communities throughout the Bristol Bay region. The Pebble Fund is expected to continue making grants in 2013.

The Bristol Bay Marketplace Business Idea Competition for residents of Bristol Bay communities was introduced in 2011. The competition, sponsored by the Pebble Partnership and the Pebble Fund, provides the opportunity for local entrepreneurs to compete for funding to start or expand Bristol Bay-based businesses. The Bristol Bay Marketplace Business Idea Competition is expected to continue in 2013.

2.

An independent stakeholder dialogue process concerning the Pebble Project was initiated in late 2010 by the Keystone Center – a non-profit organization specializing in facilitating stakeholder-driven consultation processes concerning contentious, science-based issues. Independent Science Panels ("ISP"), consisting of respected experts in a range of technical, scientific and sociological fields, were assembled to review environmental and socioeconomic data compiled by the Pebble Partnership for the purpose of project engineering and permitting, while providing expert insight to Pebble Project stakeholders. The process is designed to address: geology and geochemistry; hydrology and water quality; fish, wildlife and habitat; and social, economic and cultural dynamics. Four ISP events were held in October 2012 with a final event, focused on Wildlife, Wetlands and Endangered Species, held in May 2013.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and six months ended June 30, 2013

3.

Elders Forum - The Elders Forum is an annual event hosted by the Pebble Partnership to foster meaningful dialogue and provide updated information on the Pebble Project to Native elders from communities throughout the Bristol Bay region. The fourth annual Elders Forum was held in August 2012 with 150 attendees representing 22 of the 31 in-region communities.

In addition, an Elders Advisory Committee comprised of 10 members representing eight sub- regions within Bristol Bay works directly with the Pebble Partnership on an ongoing basis to outline community concerns pertaining to mining and potential impacts on subsistence ways of life. The committee participates in mine tours, Pebble site tours and educational meetings and conferences in order to share information regarding modern mining with their communities.

The site tour program is planned to continue in 2013 to share project updates with stakeholders from across the region and Alaska. In addition, the Pebble Partnership plans to continue to host regional stakeholders at tours of operating mines.

As the Pebble Project advances toward the completion of a prefeasibility study and preparation for project permitting under NEPA, it is expected that the Pebble Partnership will initiate a broad-based stakeholder engagement program to involve stakeholders in the process by which the project is being designed.

Employment and Workforce Development

The Pebble Partnership is one of the most important private sector employers in southwest Alaska. In 2012, Pebble had 79 direct employees (34 in Anchorage, 39 on site, and six community associates), along with 260 contractors (258 at site and two in Anchorage). Employment opportunities are expected to continue in 2013.

Employee training and workforce development initiatives continue to expand. Workforce development initiatives at the Pebble Project include the provision of training in the areas of equipment operations, health, safety and environment. Working with the US and Alaska Departments of Labor, the Pebble Partnership has established the first-ever registered apprenticeship training program to help local drill helpers become certified drillers. Investments have also been made in programs to train local workers to become environmental technicians, emergency medical technicians and bear guards. In addition, scholarships are available to high school students from the Bristol Bay region who are interested in pursuing studies at college and vocational/technical schools in the fields of project management, operations, geology, science, engineering and other disciplines related to responsible resource development. Approximately $336,500 has been awarded since the scholarship program was established in 2010.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and six months ended June 30, 2013

National Economic Impact Study

In order to increase stakeholder understanding of the Pebble Project, the Pebble Partnership commissioned a National Economic Impact Study that was released in late May 2013. The study, completed by IHS Global Insight, is based on a conceptual mine plan using an iteration of the ongoing engineering work undertaken by the Pebble Partnership3. This work, as described above, continues and no final project design has been selected or approved by the Pebble Partnership at this time.

Economic benefits in the IHS report are characterized in three stages of project development: a five-year construction phase, followed by a 25-year initial production phase, and as many as three potential subsequent 20-year development phases.

National economic benefits as defined in the IHS report are:

National Economic Benefits	Construction (Year 1-5)	Initial Production Phase (Year 5-29)	Potential Subsequent Development Phases (Year 30+)
Jobs (direct, indirect & induced4)	16,175	14,715	16,650
GDP (annual)	$1.6 billion	$2.4 - $2.7[5] billion	$3.7 - $3.9 billion
Government Revenue (annual: federal, state, local)	$323 million	$670 - $772 million	$1.2 - $1.25 billion

In production, it is anticipated that Pebble will be one of Alaska’s largest private sector employers, supporting an average of nearly 2,900 Alaska jobs, including 915 direct operations jobs. Total direct employment at the proposed mine over the first 25 years of production would average 1,220 with an estimated 75% of the workforce to reside full-time in Alaska. At $109,500 per annum, the projected average annual salary for Pebble mine workers is expected to be more than double the state average.

Economic benefits for the State of Alaska as defined in the IHS report are:

State Economic Benefits	Construction (Year 1-5)	Initial Production Phase (Year 5-29)	Potential Subsequent Development Phases (Year 30+)
Jobs (direct, indirect & induced)	4,725	2,890	2,750
GDP (annual)	$400 million	$1.1 - $1.4 billion	$2.1 - $2.4 billion
Government Revenue (annual: state & local)	$27 million	$165 - $213 million	$351- 396 million

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3 For further details on the approach and parameters used see The Economic and Employment Contributions of a Conceptual Pebble Mine to the Alaska and United States Economies at www.northerndynastyminerals.com/ndm/NEIStudy.asp
4Indirect jobs are those supported in sectors providing supplies and services to the Pebble Project. Induced jobs are those supported in sectors benefitting from the spending of Pebble direct and indirect employee wages.
5 The IHS study forecasts a range of GDP and government revenue impacts associated with future development of the Pebble Project based on two different long-term metal commodity price forecasts.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and six months ended June 30, 2013

1.2.1.4 Legal Matters

On February 23, 2011, the Company issued a news release announcing that it was in receipt of a new independent Preliminary Assessment of the Pebble Project, which is based on the information generated and provided by the Pebble Partnership and Northern Dynasty. The information provided by the Pebble Partnership and the Preliminary Assessment constitute a material change in the affairs of the Company because it changed the technical parameters and provided an estimated net present value of the property that deviated by billions of dollars from the last such assessment done in 2004. Anglo American, the Company’s 50% partner in the Pebble Partnership, has asserted that the news release contained confidential information which is the property of the Pebble Partnership and was not authorized to be released, and Anglo American reserves all rights to claim that the release has damaged Anglo American and/or the Pebble Partnership. The Company has received legal advice that the news release was a permitted disclosure under the various agreements with Anglo American, and its issuance was a mandatory requirement under Canadian and US regulatory requirements. The Company does not believe that Anglo American’s allegations have any merit; however, it cannot give assurances about future events or actions by Anglo American.

In October 2011, a lawsuit filed in July 2009 by the Trustees for Alaska (an environmental law firm) on behalf of Nunamta Aulukestai – an organization established and funded to oppose development of the Pebble Project - was rejected by the Anchorage Superior Court. The lawsuit alleged that the Alaska Department of Natural Resources ("DNR") had violated the state constitution by granting exploration and temporary water use permits to the Pebble Partnership, and exploration activities had caused harm to vegetation, water, fish and wildlife. The Pebble Partnership actively participated in the trial proceedings after being granted intervener status. Superior Court Judge Aarseth denied each of the allegations made by Nunamta Aulukestai, and ruled that no evidence of environmental harm was presented. The plaintiffs have filed an appeal that is now pending before the Alaska Supreme Court.

In November 2011, by a narrow 280 – 246 (53% – 47%) margin, voters in Southwest Alaska’s Lake & Peninsula Borough supported a ballot measure sponsored by anti-Pebble activists that, if upheld by the courts, might restrict future development that affects more than one square mile of land within the 31,000 square mile borough.

The initiative was opposed by a broad spectrum of Alaska interests, including a group of four Alaska Native village corporations representing seven Lake & Peninsula Borough communities whose private land holdings would be affected by the ordinance, the State of Alaska and the Pebble Partnership. It was also opposed by the Resource Development Council for Alaska, the Alaska State Chamber of Commerce, the Alaska Miners Association, Council of Alaska Producers, the Alaska Oil and Gas Association and the Alaska Industry Support Alliance, among others.

The Pebble Partnership and the State of Alaska view the initiative as unconstitutional and unenforceable because it seeks to restrict development of state-owned resources on state lands through a municipal ordinance. The State of Alaska and the Pebble Partnership have filed legal challenges in the Alaska Superior Court, which will hear summary judgment motions from both parties in September 2013. A trial on the issue is scheduled for December 2013.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and six months ended June 30, 2013

1.2.1.5 Bristol Bay Watershed Assessment

In February 2011, the US Environmental Protection Agency ("EPA") announced it would undertake a Bristol Bay Watershed Assessment study focusing on the potential effects of large-scale mine development in all of the Bristol Bay area, subsequently narrowed to the Nushagak and Kvichak drainages. This process was initiated in response to calls from persons and groups opposing the Pebble Project for the EPA to pre-emptively use its asserted authority under Section 404(c) of the Clean Water Act to prohibit discharges of dredged or fill material in waters of the US within these drainages. Rather than acceding to this request, the EPA embarked on a scientific study to assess potential impacts of hard rock mining in the two drainages.

The EPA’s draft Bristol Bay Watershed Assessment ("BBWA") report was released on May 18, 2012. The draft report is a fundamentally flawed document. By the EPA’s own admission, it has evaluated the effects of a ‘hypothetical project’ – a project that has not been defined or proposed – and for which key environmental mitigation strategies are not known. The assessment was rushed – it is based on studies conducted over only one year in an area of 20,000 square miles. In comparison, the Pebble Partnership has studied the ecological and social environment surrounding Pebble for more than eight years. The EPA also failed to fully consider the data that the Pebble Partnership provided as part of its 27,000-page Environmental Baseline Document.

The EPA called for public comment on the quality and sufficiency of scientific information presented in the draft BBWA report. In response, the Pebble Partnership and Northern Dynasty made submissions on the draft report. Northern Dynasty made a presentation highlighting these shortcomings at the public hearings held in Seattle, Washington, on May 31, 2012 and in Anchorage, Alaska, on August 7, 2012. In July 2012, the Company also submitted a 635-page critique of the draft report in response to the EPA’s call for public comment, and has called upon the EPA to cease action on the watershed assessment until such time as the Pebble Partnership submits a definitive proposal for the development of the Pebble deposit.

Concerns about the reasonableness of the basis of risk assessment in the draft EPA report were stated by many of the independent experts on the peer review panel assembled to review the BBWA in a report entitled 'External Peer Review of EPA's Draft Document: An Assessment of Potential Mining Impacts on Salmon Ecosystems of Bristol Bay, Alaska" released in November 2012. In a wide-ranging critique of the draft report's methodology and findings, many peer review panelists called the EPA's effort to evaluate the effects of a 'hypothetical mining scenario' on the water, fish, wildlife and cultural resources of Southwest Alaska "inadequate", "premature", "unreasonable", “suspect" and "misleading". The full peer review report can be found at: http://www.epa.gov/ncea/pdfs/bristolbay/Final-Peer-Review-Report-Bristol-Bay.pdf.

"The authors have attempted to develop a hypothetical mine and attempted to assess possible environmental effects associated with mine development, operation, and closure," said Dr. William Stubblefield, a senior professor at Oregon State University and an expert in environmental toxicology. "Although interesting, the potential reality of the assessment is somewhat questionable. It is also unclear why EPA undertook this evaluation, given that a more realistic assessment could probably have been conducted once an actual mine was proposed and greater detail about operational parameters available."

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and six months ended June 30, 2013

On April 26, 2013, the EPA released a revised draft of the BBWA report and announced another public comment and Peer Review period. The Pebble Partnership and Northern Dynasty made submissions on the revised draft. In late May 2013, Northern Dynasty filed a 205-page submission which describes the same major shortcomings as the original report published in May 2012. For additional information on Northern Dynasty’s submission to the EPA and the Company’s critique of the BBWA report, see http://www.northerndynastyminerals.com/ndm/BristolBay.asp.

EPA’s stated intent is to complete the study by the end of 2013.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and six months ended June 30, 2013

1.2.2 Other Properties

1.2.2.1 South Pebble, SP and KAK Claims

Agreement between Full Metal Minerals and the Pebble Partnership

On January 31, 2012, the Pebble Partnership entered into a Limited Liability Company Agreement (the "FMM Agreement") of Kaskanak Copper LLC (the "LLC") with Full Metal Minerals (USA) Inc. ("FMMUSA"), a wholly-owned subsidiary of Full Metal Minerals Corp. Under the FMM Agreement, the Pebble Partnership could earn a 60% interest in the LLC which indirectly owns 100% of FMM’s South Pebble Claims (the "FMM Properties"), by incurring exploration expenditures of at least US$3 million and making annual payments of US$50,000 to FMMUSA over a period ending on December 31, 2013. The Pebble Partnership is the manager of the LLC.

On May 8, 2013, the Pebble Partnership purchased FMMUSA’s entire ownership interest in the LLC for a cash consideration of US$750,000. As a result, the Pebble Partnership has a 100% ownership interest in the LLC, which is the indirect owner of a 100% interest in the FMM Properties.

The FMM Properties total 542 claims covering approximately 135 square miles located west of the remaining ground held by the Pebble Partnership.

1.2.2.2 Big Chunk North and South

Northern Dynasty’s Purchase and Option Agreement with Liberty Star

On June 29, 2010, Northern Dynasty entered into an agreement with Liberty Star Uranium and Metals Corp. and its subsidiary, Big Chunk Corp. (together, "Liberty Star"), pursuant to which Liberty Star sold 23.8 square miles of claims (the "Purchased Claims") to a US subsidiary of Northern Dynasty in consideration for both a US$1 million cash payment and a secured convertible loan from Northern Dynasty in the amount of US$3 million which accrues interest at 10% per annum compounded monthly and which was repayable 45 days after being called (the "Loan"). The parties agreed, through various amendments to the original agreement, to increase the principal amount of the Loan by US$730,174 (the "Additional Loan Amount"), being the amounts expended by Northern Dynasty on annual assessment work, rental and related fees relating to the maintenance of Liberty Star’s claims in Alaska. Northern Dynasty called for the repayment of the Loan in October 2012 and, after failure by Liberty Star to make any repayment, Northern Dynasty agreed to accept transfer of 199 claims (the "Settlement Claims") covering 47.9 square miles located north of the ground held 100% by the Pebble Partnership in settlement of the Loan. Prior to transfer of the Settlement Claims to Northern Dynasty, a third party purported to register a lien on the Settlement Claims in respect of a debt allegedly owed by Liberty Star, which Liberty Star disputes. Liberty Star has filed a claim against the third party, who has in turn filed a counterclaim against Liberty Star and has joined Northern Dynasty and its subsidiary, U5 Resources Inc., as parties to the lawsuit. Each of U5 Resources Inc. and Northern Dynasty has tendered its defence of the counterclaim to Liberty Star, which is obligated to indemnify Northern Dynasty and U5 Resources Inc. from any losses arising from the failure of Liberty Star to transfer clear title to the Settlement Claims.

The total area of the properties is 71.7 square miles, and includes 95 Purchased Claims and 199 Settlement Claims. All of these claims are located in the vicinity of Pebble. Northern Dynasty carried out initial exploration surveys in 2010.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and six months ended June 30, 2013

1.2.3 Market Trends

Copper prices showed a significant increase between late 2003 and mid-2008, and after a steep decline in late 2008 and early 2009, steadily increased until late 2011. The price of copper has been variable in 2012 and so far in 2013, ranging between US$3.08/lb and US$3.73/lb. Recent closing price is US$3.12/lb.

Although gold prices have dropped from time to time, the average annual price steadily increased from 2008 to 2012. Gold prices have generally trended lower in 2013. Recent closing price is US$1,282/oz.

Molybdenum prices have been more volatile than gold or copper, beginning an upward trend in 2003 that reached a peak of US$34/lb in October 2005, decreasing through 2006, then rising in 2007 until the latter part of 2008, when they dropped significantly. This decrease continued until May 2009. Prices improved, but were variable in 2010 and 2011. The average price increased to US$15.00/lb in early April 2012 but has decreased since that time. Recent closing price is US$9.34/lb.

Average annual prices as well as the average prices so far in 2013 for copper, gold and molybdenum are shown in the table below:

Year	Average metal price (US$)
	Copper	Gold	Molybdenum
2008	3.16/lb	871/oz	29.70/lb
2009	2.34/lb	974/oz	11.29/lb
2010	3.42/lb	1,228/oz	15.87/lb
2011	4.00/lb	1,572/oz	15.41/lb
2012	3.61/lb	1,669/oz	12.81/lb
2013 (to the date of this MD&A)	3.37/lb	1,480/oz	10.92/lb

Source: LME Official Cash Price as provided at www.metalprices.com

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and six months ended June 30, 2013

1.3 Selected Annual Information

Not required for interim MD&A.

1.4 Summary and Discussion of Quarterly Results

All monetary amounts are expressed in thousands of dollars except per share amounts and where otherwise indicated. Minor differences are due to rounding.

Statements of Financial	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
Position	2013	2013	2012	2012	2012	2012	2011	2011
Exploration and evaluation assets	$1,055	$1,055	$1,055	$1,055	$1,055	$1,055	$1,055	$1,055
Investment in PLP (1)	105,017	101,443	99,336	98,168	101,652	99,595	101,542	104,658
Current assets	29,693	30,817	32,543	35,623	38,605	40,811	42,644	43,792
Total assets	135,765	133,315	132,934	134,846	141,312	141,461	145,241	149,505

Equity	131,759	129,456	128,893	130,214	137,191	137,282	141,356	145,550
Deferred income tax	3,709	3,709	3,632	3,589	3,719	3,643	3,715	3,829
Current liabilities	297	150	409	1,043	402	536	170	126
Total shareholders’ equity and liabilities	135,765	133,315	132,934	134,846	141,312	141,461	145,241	149,505
Working capital	29,396	30,667	32,134	34,580	38,203	40,275	42,474	43,666

Comprehensive (Income) Loss
Expenses
Exploration and evaluation	246	399	663	1,255	1,274	1,269	(86)	448
General and administrative	1,495	1,388	2,076	2,472	1,136	1,096	1,497	1,143
Share-based compensation	217	424	486	1,260	1,702	1,777	2,170	2,752
Loss from operating activities	1,958	2,211	3,225	4,987	4,112	4,142	3,581	4,343
Exchange (gain) loss	(175)	(96)	(48)	136	(87)	82	118	(272)
Interest income	(265)	(224)	(233)	(240)	(251)	(163)	(270)	(252)
Loss before tax	1,518	1,891	2,944	4,883	3,774	4,061	3,429	3,819
Income tax loss (recovery)	–	–	2	(2)	–	–	(51)	–
Loss for the quarter	1,518	1,891	2,946	4,881	3,774	4,061	3,378	3,819
Loss on marketable securities	–	–	–	–	–	–	1	–
Exchange difference on translation of PLP	(3,574)	(2,107)	(1,168)	3,484	(2,057)	1,947	3,116	(8,357)
Deferred income tax	130	77	41	(128)	76	(72)	(114)	306
Comprehensive (income) loss	$(1,926)	$(139)	$1,819	$8,237	$1,793	$5,936	$6,381	$(4,232)

Basic and diluted loss per common share	$0.02	$0.02	$0.03	$0.05	$0.04	$0.04	$0.04	$0.04

(1) Pebble Limited Partnership

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and six months ended June 30, 2013

Discussion of Quarterly Trends

The Company’s investment in the Pebble Partnership is carried in US dollars. Exchange differences arising from the translation of the Company’s investment in the Pebble Partnership are taken directly to the foreign currency translation reserve through other comprehensive income or loss. The Company has recorded translation losses in three quarters as a result of appreciation of the Canadian dollar relative to the US dollar and gains in five quarters as a result of the depreciation of the Canadian dollar relative to the US dollar. The following table summarizes the movement in the US dollar to the Canadian dollar and the resulting exchange differences recognized in each quarter:

		1CAD for 1USD
Period	USD movement to CAD	Start	End	Recognized (gain) loss
Q3 2011	Appreciation	$0.96	$1.05	$(8.4) million
Q4 2011	Depreciation	$1.05	$1.02	$3.1 million
Q1 2012	Depreciation	$1.02	$1.00	$1.9 million
Q2 2012	Appreciation	$1.00	$1.02	$(2.1) million
Q3 2012	Depreciation	$1.02	$0.98	$3.5 million
Q4 2012	Appreciation	$0.98	$0.99	$(1.1) million
Q1 2013	Appreciation	$0.99	$1.02	$(2.1) million
Q2 2013	Appreciation	$1.02	$1.05	$(3.6) million

FY 2011	Appreciation	$0.99	$1.02	$(2.2) million
FY 2012	Depreciation	$1.02	$0.99	$2.2 million

Share-based compensation expense has fluctuated due to the timing of share purchase option grants and the vesting periods associated with these grants. The fair value of share purchase options is determined at the grant date and the compensation expense for each tranche is recognized over the period during which the share purchase options vest. The Company granted share purchase options in Q2 of 2012 however, share-based compensation did not increase due to the lower estimated fair value for these share purchase options of $0.87 per option as compared to $6.56 per option for the Q1 2011 grant and notwithstanding the vesting of one-half of these share purchase options at grant date. From Q3 to Q4 of 2011, Q1 and Q4 of 2012 and Q1 to Q2 of 2013, share-based compensation related to the amortization of share-based compensation on share purchase options that were still vesting. In Q3 of 2012, the directors of the Company voluntarily agreed to cancel 861,000 of their share purchase options with an exercise price of $15.44 of which two-thirds had vested. The impact of the cancellation was the immediate recognition of the unamortized share-based compensation of approximately $458,000 in the affected quarter.

Exploration and evaluation expenses have fluctuated from quarter to quarter. In 2011, after the Company completed and announced the results of the 2011 Preliminary Assessment ("2011 PA"), it conducted further ongoing analysis thereof and paid annual fees and rentals on Liberty Star claims. In Q4 of 2011, the Company agreed to treat certain of the 2011 and 2010 payments in respect to Liberty Star claims as an advance to Liberty Star and increased the principal amount of the loan outstanding from Liberty Star resulting in a credit in exploration costs for the quarter. From Q1 of 2012 through Q2 of 2013, the Company commenced and focused on a further technical study to advance work completed since the issue of the 2011 PA.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and six months ended June 30, 2013

1.5 Results of Operations

The following financial data has been prepared in accordance with IFRS effective for the period ended June 30, 2013 and is expressed in thousands of Canadian dollars unless otherwise stated.

The Company’s operations and business are not driven by seasonal trends, but rather are driven towards the achievement of project milestones relating to the Pebble Project such as the achievement of various technical, environmental, socio-economic and legal objectives, including obtaining the necessary permits, the completion of pre-feasibility and final feasibility studies, preparation of engineering designs, as well as receipt of financings to fund these objectives along with mine construction.

1.5.1 Results of Operations for the Three Months Ended June 30, 2013 vs. 2012

The Company recorded a decrease in loss of $2.3 million which was due mainly to the decrease in exploration and evaluation expenses recorded and share compensation expense recognized as compared to the comparable quarter in 2012.

The Company recorded a decrease in exploration and evaluation expenses ("E&E") to $0.2 million from $1.3 million in Q2 2012 as the Company is finalizing work on a technical study that commenced in the previous year which advances work undertaken since the issue of the 2011 PA.

General and administrative expenses ("G&A") increased slightly to $1.5 million in 2013 from $1.1 million in 2012. The increase was due mainly to retaining US political and scientific representatives and consultants to assist and represent the Company and also consult on the EPA’s initiatives such as the BBWA (refer 1.2.1.5 Bristol Bay Watershed Assessment), increased shareholder communication (see below) and management and administration expenses incurred.

The following table provides a breakdown of G&A incurred during the three months ended June 30, 2013 and 2012, expressed in thousands of dollars:

G&A	2013	2012
Conference and travel	$61	$90
Consulting	233	–
Insurance	85	84
Legal, accounting and audit	10	36
Office costs	148	237
Management and administration	600	558
Shareholder communication	270	87
Trust and filing	88	44
Total	$1,495	$1,136

The Company incurred consulting fees as it retained US political representatives to assist and represent the Company and also consult on the EPA’s initiatives such as the BBWA (refer 1.2.1.5 Bristol Bay Watershed Assessment). Management and administration costs were higher in the quarter due to increased resources employed to support the aforementioned corporate activities, including public affairs. The Company also continued with its program of increased shareholder communication that it commenced in Q3 of 2012.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and six months ended June 30, 2013

Share-based compensation decreased to $0.2 million from $1.7 million in 2012. The decrease is due to a decrease in the amortization of share-based compensation based on a lower fair value estimated for share purchase options granted in 2012 ($0.87 per share purchase option) that were still vesting as compared to the higher fair value estimated for the 2011 grants ($6.34 per share purchase option) that were still vesting in the same period in 2012.

After the recognition of an exchange gain on translation of the investment in the Pebble Partnership of $3.6 million in the current quarter (2012 – $2.1 million) (refer Discussion of Quarterly Trends in 1.4), comprehensive income for the quarter was $1.9 million as compared to a comprehensive loss of $1.8 million in 2012.

1.5.2 Results of Operations for the Six Months Ended June 30, 2013 vs. 2012

The Company recorded a decrease in loss of $4.4 million which was mainly attributable to lower share-based compensation and E&E being recognized in the current period as compared to the 2012 comparative period.

The Company recorded a decrease in E&E of $1.9 million as the Company completed work on a technical study that advances work that was undertaken since the issue of the 2011 Preliminary Assessment.

G&A increased to $2.9 million from $2.2 million in 2012. The increase was due to increased consulting costs incurred as the Company has retained US political and scientific representatives and consultants to assist and represent the Company and also consult on the EPA’s initiatives such as the BBWA (refer 1.2.1.5 Bristol Bay Watershed Assessment) and increased shareholder communication as the Company focuses more resources in the area of investor relations and shareholder communication which it initiated end of Q2 2012.

The following table provides a breakdown of G&A incurred during the six months ended June 30, 2013 and 2012, expressed in thousands of dollars:

G&A	2013	2012
Conference and travel	$144	$207
Consulting	357	–
Insurance	170	167
Legal, accounting and audit	19	47
Office costs	325	410
Management and administration	1,177	1,023
Shareholder communication	483	178
Trust and filing	208	200
Total	$2,883	$2,232

Share-based compensation decreased $2.8 million to $0.6 million in 2013 due mainly to the Company not granting share purchase options. In 2012, 2.2 million share purchase options were granted.

Comprehensive income for the current period was $2.1 million as compared to a loss of $7.7 million in 2012. The Company recognized an exchange gain of $5.7 million for the period versus $0.1 million in 2012 on translation of the investment in the Pebble Partnership and recorded through other comprehensive income or loss. As the Pebble Partnership has a US dollar functional currency, the Company is impacted by movements in the US / Canadian dollar exchange rate (see 1.4, Discussion of Quarterly Trends).

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and six months ended June 30, 2013

1.5.2 Cash Flows for the Six Months Ended June 30, 2013 vs. 2012

Net cash used in operations decreased by $0.7 million to $3.4 million in 2013 due mainly to the decrease in Company corporate activities.

The Company received $0.25 million in interest on cash balances which was marginally higher than in 2012 ($0.20 million) due to funds being invested at higher rates.

1.5.3 Financial position as at June 30, 2013 vs. December 31, 2012

The Company’s total assets increased to $135.8 million from $132.9 million. The $2.9 million increase was due to the $5.7 million increase recognized in the carrying value of the Company’s investment in the Pebble Partnership as a result of an exchange gain on translation (refer 1.5.1), offset by a $2.8 million decrease in current assets. The decrease in the latter is due mainly to the $3.1 million decrease in cash and cash equivalents as the Company utilized $3.4 million of its cash in its operations and received inflows of $0.25 million from interest on cash balances. Other changes in current assets included an increase in amounts receivable due mainly to accrued interest.

1.5.5 Investment in the Pebble Partnership

As indicated in section 1.2.1.2, the Company has determined that, in accordance with IFRS, it has joint control of the Pebble Partnership and applies the equity method to account for its investment in the Pebble Partnership.

Expenditures incurred by the Pebble Partnership on the Pebble Project are being funded 100% by Anglo American. Anglo American’s total contributions from inception to June 30, 2013 total $561.3 million (US$541.1 million). For the period ended June 30, 2013, the Pebble Partnership incurred losses of $34.5 million (2012 – $39.7 million). E&E costs decreased to $29.4 million from $34.7 million in the previous year as the Pebble Partnership focused on various programs to advance the completion of a prefeasibility study for the Pebble Project and the completion of a Project Description to support the permit application under NEPA later in the year (refer discussion in 1.2.1.3 Technical Programs). In Q1 of 2012, the Pebble Partnership released the EBD.

The main E&E costs during the six month period ended June 30, 2013, were:

  engineering (2013 – $3.9 million; 2012 – $11.0 million);
  environmental planning and testing (2013 – $8.7 million; 2012 – $7.9 million);
  site activities (2013 – $9.1 million; 2012 – $9.0 million);
  corporate affairs (2013 – $7.0 million; 2012 – $7.3 million); and
  business development (2013 – $0.7 million; 2012 – $0.5 million).

For further discussion on exploration activities and the technical programs including the 2013 budget, see section 1.2.1.3 Technical Programs.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and six months ended June 30, 2013

1.6 Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company completed its last private placement financing in 2008. Since then inflows into the treasury have been through the issue of common shares pursuant to the exercise of share purchase options. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The funding of expenditures on the Pebble Project is currently being provided by Anglo American (described below). Excluding cash and cash equivalents in the Pebble Partnership, Northern Dynasty has $24.4 million in cash and cash equivalents for its own operating requirements. With the Pebble Project funded by Anglo American, the Company believes it has sufficient resources to cover its short to medium term cash requirements.

As discussed in section 1.2.1.2, the Company is in a 50:50 limited partnership with Anglo American. To maintain its 50% interest in the Pebble Partnership, Anglo American is required to make staged cash investments into the Pebble Partnership aggregating to US$1.5 billion. On completion of the US$1.5 billion investment by Anglo American, any further expenditure will need to be funded by the Company and Anglo American on a 50:50 basis. The Company currently does not have the required funding to meet these long term obligations should they arise.

At June 30, 2013, the Company had working capital of approximately $29.4 million as compared to $32.1 million at December 31, 2012. The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

The Pebble Partnership has purchase orders for goods and services relating to its activities on the Pebble Project. It also is responsible for all maintenance payments on the property and routine office leases. All expenses are funded through existing cash resources in the Pebble Partnership which are being funded by Anglo American and are in the normal course of operations.

The Company is responsible for all maintenance payments on the Liberty Star Purchased Claims (refer section 1.2.2.2).

1.7 Capital Resources

The Company’s capital resources consist of its cash reserves. As of June 30, 2013, the Company had no long term debt and commitments for material capital expenditures.

The Pebble Partnership, which is being funded by Anglo American, has an approximate US$0.3 million commitment to the Pebble Fund for Sustainable Bristol Bay Fisheries & Communities (refer to Community Engagement in 1.2.1.3).

The Company has no lines of credit or other sources of financing.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and six months ended June 30, 2013

1.8 Off-Balance Sheet Arrangements

There is none.

1.9 Transactions with Related Parties

The Company and its subsidiaries transact with Hunter Dickinson Services Inc. ("HDSI"), a private company which has certain directors and other key management personnel and whom are close business associates who are also key management personnel of the Company. Pursuant to a management services agreement with HDSI, HDSI provides geological, corporate development, administrative and management services to the Company at annually set rates and incurs third party costs on behalf of the Company which are reimbursed by the Company at cost. The following summarizes the transactions with HDSI expressed in thousands of dollars:

	Three months ended June 30		Six months ended June 30
Transactions	2013	2012	2013	2012
Services rendered by HDSI	$964	$799	$1,948	$1,529
Reimbursement of third party expenses incurred by HDSI	168	114	398	767
Total paid by the Company	$1,132	$913	$2,346	$2,296

The Company continues to use resources provided by HDSI to assist with ongoing administration and management of the Company including continuous disclosure obligations, shareholder communications, public affairs and investor relations, as well as assisting with the Company’s role as partner in the Pebble Partnership.

Other related party transactions include compensation paid to key management personnel (directors and senior management including the Senior Vice President, Corporate Development; Vice President ("VP"), Corporate Communication, VP, Engineering and VP, Public Affairs). For the period ended June 30, 2013, this comprised salaries of $1.2 million (2012 – $0.8 million) and share-based compensation of $0.2 million (2012 – $1.7 million).

1.10 Fourth Quarter

Only applicable for the year end MD&A.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the Board of Directors for consideration.

1.12 Critical Accounting Estimates

The preparation of the Interim Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the end of the reporting period presented and reported amounts of expenses during said reporting period. Actual outcomes may differ from these estimates. The following are specific areas where significant estimates or judgments exist:

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and six months ended June 30, 2013

Estimates

i.

The Company uses the Black-Scholes Option Pricing Model to calculate the fair value of share purchase options granted for determining share-based compensation included in the loss for the period. Inputs used in this model require subjective assumptions including the expected price volatility from three to five years. Changes in the subjective input assumptions can affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

ii.

The loan receivable from Liberty Star Uranium & Metals Corp (refer Note 5(a) in the Notes to the Interim Financial Statements), which is secured by certain mineral claims, was past due at the end of the reporting period. However the Company has not recognized an allowance for doubtful debts because the Company has a reasonable expectation that the loan will be settled by the transfer of the underlying mineral claims by the debtor.

iii.

Significant assumptions about the future and other sources of estimation uncertainty are made in determining the provision for any deferred income tax expense included in the loss for the period (nil for the current period) and the composition of deferred income tax liabilities included in the Statement of Financial Position in the Interim Financial Statements.

Judgments

i.

In terms of IFRS 6, Exploration and Evaluation of Mineral Resources ("IFRS 6"), the Company used judgment in determining that there are no facts and circumstances suggesting that the carrying amount of its investment in the Pebble Partnership and the Company’s exploration and evaluation assets ("E&E assets") may exceed their recoverable amount. The Company’s E&E assets represent a mineral property interest in certain mineral claims located to the west of the Pebble Project (refer 1.2.2.2 Big Chunk North and South).

ii.

IAS 21, The Effects of Changes in Foreign Exchange Rates ("IAS 21"), defines the functional currency as the currency of the primary economic environment in which an entity operates. IAS 21 requires the determination of functional currency to be performed on an entity by entity basis, based on various primary and secondary factors. In identifying the functional currency of the parent and of its subsidiaries and jointly controlled entities, management considered the currency that mainly influences the cost of undertaking the business activities in each jurisdiction in which the Company operates.

iii.

The Company used judgment in determining that its investment in the Pebble Partnership is a joint venture under IFRS 11, Joint Arrangements (refer Note 2(d) in the Notes to the Interim Financial Statements).

1.12.1 Mineral resources and the carrying value of the Company’s investment in the Pebble Partnership

Mineral resources are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources estimates which in turn could have a material effect on the carrying value of the Company’s investment in the Pebble Partnership.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and six months ended June 30, 2013

1.12.2 Impairment analysis of assets

At the end of each reporting period, the carrying amounts of the Company’s assets which comprise mainly its interest in the Pebble Partnership, E&E assets and the Liberty Star loan receivable are reviewed to determine whether there is any indication that those assets are impaired. The Liberty Star loan receivable is discussed under estimates above (refer (ii)). With respect to the interest in the Pebble Partnership and E&E Assets, the Company determined that, as per IFRS 6, there were no facts or circumstances suggesting that the carrying value was impaired.

Recoverability of the carrying amount of the E&E Assets is dependent on successful development and commercial exploitation or alternatively, sale of the respective assets.

Changes in any of the assumptions used to determine impairment testing could materially affect the results of the analysis.

1.12.3 Restoration, rehabilitation, and environmental obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions, and when applicable, the environment in which the mine operates.

Discount rates using pre-tax rates that reflect the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The corresponding liability is progressively increased as the effect of discounting unwinds creating an expense recognized in profit or loss.

Decommissioning costs are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in costs is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in profit or loss.

The operations of the Company may in the future be affected from time to time in varying degree by changes in environmental regulations or changes in estimates used in determining restoration and rehabilitation obligations. Both the likelihood of new regulations or degree of changes in estimates and their overall effect upon the Company are not predictable.

At June 30, 2013, the Company has no material restoration, rehabilitation and environmental obligations as the disturbance to date is minimal.

1.12.4 Share-based compensation expense

As indicated in 1.12 (i) the Company uses the Black-Scholes option pricing model to estimate the fair value of share purchase options granted through its Board of Directors, to directors, employees and service providers. Changes in any of the inputs in the model such as expected volatility, expected life to exercise and interest rates could cause a significant change in the share-based compensation expense charged in a period. During the period the Company did not grant any share purchase options. The share-based compensation expense recognized in the period relates to the vesting of tranches of share purchase options that were granted in prior years.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and six months ended June 30, 2013

1.12.5 Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the statements of financial position and their corresponding tax values, generally using the substantively enacted or enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets also result from unused loss carry forwards, resource-related pools and other deductions. A deferred tax asset is only recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

A deferred tax liability would arise on the carrying value of the investment in the Pebble Partnership as a result of historical transactions. The Company recognizes net deferred tax liabilities as it believes it does not control the timing of the reversal of these temporary differences even though management has made the judgment that the reversal is not expected to occur in the foreseeable future.

1.13 Changes in Accounting Policies including Initial Adoption

Accounting Standards, Amendments and Revised Standards Adopted

The Company adopted a number of new and revised standards and amendments that became effective on January 1, 2013 which are discussed in Note 2 in the Notes to the Interim Financial Statements which accompany this MD&A.

Accounting Standards, Amendments and Revised Standards Not Yet Effective

The Company has disclosed information and potential impact thereof in Note 2 in the Notes to the Interim Financial Statements which accompany this MD&A.

1.14 Financial Instruments and Other Instruments

The Company has no derivative financial assets or liabilities. The loan receivable from Liberty Star which the Company continues to record in its consolidated financial statements has an equity conversion option which is not exercisable as the terms set out in the letter agreement were not completed (refer Note 5(a) in the Notes to the Interim Financial Statements).

1.14.1 Non-derivative financial assets:

The Company has the following non-derivative financial assets: available-for-sale financial assets and loans and receivables.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and six months ended June 30, 2013

Available-for-sale ("AFS") financial assets

The Company has marketable securities which are classified as AFS financial assets and are measured at fair value with changes therein, other than impairment losses recognized in other comprehensive income or loss. At the reporting date these securities had a nominal value.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise amounts receivable including the Liberty Star loan receivable, amounts receivable from a related party and cash and cash equivalents (see below).

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash and investments held at major financial institutions that are readily convertible into a known amount of cash and which are only subject to an insignificant risk of change in value, and are measured at amortized cost.

The Company’s cash and cash equivalents are invested in business and savings accounts and guaranteed investment certificates which are available on demand by the Company for its programs.

1.14.2 Non-derivative financial liabilities:

The Company has the following non-derivative financial liabilities: trade and other payables and a payable to a related party.

Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

1.14.3 Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, amounts receivable which includes the Company’s loan receivable from Liberty Star and any amounts receivable from related parties. There has been no change in the Company’s objectives and policies for managing this risk except for changes in the carrying amounts of financial assets exposed to credit risk, and there was no significant change to the Company’s exposure to credit risk during the six months ended June 30, 2013. Management has also concluded that there is no objective evidence of impairment to its amounts receivable including the recoverability of the loan receivable from Liberty Star (see discussion below).

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and six months ended June 30, 2013

Management assesses the recoverability of the loan receivable from Liberty Star as at the end of each reporting period based on financial information available. In October 2012, the Company delivered notice to Liberty Star for repayment of the loan principal and accrued interest. In November 2012, a loan settlement agreement was negotiated pursuant to which Liberty Star was to transfer to the Company certain of its mineral claims held as collateral for the loan receivable in payment of the loan principal and accrued interest. As of June 30, 2013 and to the date of this MD&A, Liberty Star had not completed the valid transfer of the claims to the Company as per the loan settlement agreement and as such the loan settlement agreement is not closed and accordingly the Company continues to retain its rights under the original loan letter agreement. The Company has a reasonable expectation that it will recover the carrying amount of the loan receivable by enforcing the legal rights conferred by the original loan letter agreement and/or the loan settlement agreement including, but not limited to, the right to receive all or any portion of the mineral claims held as collateral for the loan receivable.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. There has been no change in the Company’s objectives and policies for managing this risk. The Company’s liquidity position has been discussed in Section 1.6 Liquidity.

Foreign Exchange Risk

The Company is subject to both currency transaction risk and currency translation risk: its loan receivable from Liberty Star is denominated in US dollars; the Company’s equity investment in the Pebble Partnership has a US dollar functional currency; and certain of the Company’s corporate expenses are incurred in US dollars. As the Company’s functional currency is the Canadian dollar, the fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the losses incurred by the Company as well as the value of the Company’s assets and total shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

There has been no change in the Company’s objectives and policies for managing this risk, except for the changes in the carrying amounts of financial assets exposed to foreign exchange risk, and there was no significant change to the Company’s exposure to foreign exchange risk during the six months ended June 30, 2013.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. There has been no change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to interest rate risk during the six months ended June 30, 2013.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and six months ended June 30, 2013

Commodity price risk

While the value of the Company’s core mineral resource property, held through its 50% interest in the Pebble Partnership, is related to the price of gold, copper and molybdenum and the outlook for these minerals, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect of its operational activities.

Gold, copper, and molybdenum prices have fluctuated widely historically and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Capital Management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of equity, comprising share capital, net of accumulated deficit.

There were no changes in the Company's approach to capital management during the period. The Company is not subject to any externally imposed capital requirements.

1.15 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com.

1.15.1 Disclosure of Outstanding Share Data

The capital structure of the Company is shown in the following table:

Common shares issued and outstanding
As of August 7, 2013	95,009,864
As of June 30, 2013	95,009,864
Share options – as of August 7, 2013	5,916,600
(Weighted average exercise price per share: $6.84

1.15.2 Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and six months ended June 30, 2013

1.15.3 Management’s Report on Internal Control over Financial Reporting

The Company's management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting ("ICFR") is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company's ICFR includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

1.15.4 Changes in Internal Control over Financial Reporting

There has been no change in the design of the Company’s ICFR that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR during the period covered by this MD&A.

1.15.5 Limitations of Controls and Procedures

The Company’s management, including its CEO and CFO, believe that any system of disclosure controls and procedures or ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

1.15.6 Risk Factors

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Pebble project.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and six months ended June 30, 2013

The Pebble Project’s mineral property interests do not contain any ore reserves or any known body of economic mineralization

Although there are known bodies of mineralization on the Pebble Project, and the Pebble Partnership has completed core drilling programs within, and adjacent to, the deposits to determine measured and indicated resources, there are currently no known reserves or body of commercially viable ore and the Pebble Project must be considered an exploration prospect only. Extensive additional work is required before the Company or the Pebble Partnership can ascertain if any mineralization may be economic and hence constitute "ore". Engineering, socioeconomic and environmental studies are ongoing. Exploration for minerals is a speculative venture necessarily involving substantial risk. If the expenditures the Company and/or the Pebble Partnership incur and have incurred in the past on the Pebble Project do not result in discovery and development of commercial quantities of ore, the value of exploration and acquisition expenditures incurred will be totally lost.

Feasibility work to determine the viability of the Pebble Project has not been completed and permits have not been applied for

Final feasibility work has not been done to confirm the pit or underground mine design, mining methods, and processing methods. Final feasibility could determine that the currently assumed pit or other mine design, mining methods, and processing methods are incorrect. Construction and operation of the mine and processing facilities depends on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Cost estimates used are based on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction, and on-going operating costs and metal recoveries could be materially different from those currently assumed. There can be no assurance that mining can be conducted at assumed rates and grades. The project requires the development of port facilities, roads and electrical generating and transmission facilities. Although the Company believes that the State of Alaska favours the development of these facilities, there can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity.

Volatility in Metal Prices

The project has been evaluated using projected long-term price levels for copper, gold and molybdenum. Prices for these commodities are historically volatile, and neither the Company nor the Pebble Partnership has control of or influence on those prices, all of which are determined in international markets. The level of interest rates, the rate of inflation, the world supplies of and demands for copper, gold and molybdenum and the stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. There can be no assurance that the prices of these commodities will continue at current levels or that they will not decline below the projected prices. The prices of copper, gold and molybdenum have fluctuated in recent years. Future significant price declines could cause unfavorable changes in the economics of the project and may result in investors being unwilling to finance mineral projects, with the result that the Company may not be able to obtain sufficient financing to fund its exploration and, if warranted, development activities.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and six months ended June 30, 2013

Compliance with environmental requirements will command large resources and changes to these requirements could significantly increase the costs developing the Pebble Project and could delay these activities.

The Pebble Partnership and the Company must comply with stringent environmental legislation in carrying out work on the Pebble Project. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation could increase the cost to the Pebble Partnership of carrying out its exploration and, if warranted, development of the Pebble Project. Further, compliance with new or additional environmental legislation may result in delays to the exploration and, if warranted, development activities.

Changes in government regulations or the application thereof and the presence of unknown environmental hazards may result in significant unanticipated compliance and reclamation costs

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect the Company. Northern Dynasty and the Pebble Partnership may not be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at their project. Obtaining the necessary governmental permits is a complex, time-consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within the Company’s or the Pebble Partnership’s control. Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development of the Pebble Project or operation.

Refer further discussion in 1.2.1.5 Bristol Bay Watershed Assessment.

General Mining Risks

Mining is an inherently risky business with large capital expenditures and cyclical metals markets. Although the Company and the Pebble Partnership maintain high environmental standards for their project, like most major mining projects, there are almost always public concerns about new mining projects. The opponents of the Pebble Project are well organized and are trying to bring public and political pressure against the Pebble Project. If successful, the opponents could delay or prevent the commercialization of the Pebble Project even if it is found to be economically viable and technically and legally permittable.

The Company and Pebble Partnership also compete with many companies possessing far greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests, as well as for the recruitment and retention of qualified employees.

The Pebble Project will require major financing, probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially and adversely affect the value and feasibility of constructing the project.